Exhibit 99.12

LETTER OF CONSENT

Brad Evans, MAusIMM
Consulting Mining Engineer
Mining Plus Pty Ltd

I consent to the inclusion in this annual report on Form 40-F of Northgate Minerals Corporation (the "Corporation") dated March 30, 2009 (including all exhibits, the "Annual Report") which is being filed with the United States Securities and Exchange Commission, of references to my name and to the use of the "Technical Report on Fosterville Gold Mine, Victoria, Australia" dated March 25, 2008 (the "Technical Report") and the inclusion of the Reserve and Resource Statement ("the Reserve and Resource Statement") prepared as of Dec 31, 2008 in the Annual Report.

I also consent to the incorporation of the references to my name and the use of the Technical Report in the Annual Information Form of the Corporation dated March 30, 2009, which is included in the Annual Report.

March 30, 2009
By: /s/ Brad Evans Brad Evans, MAus IMM Consulting Mining Engineer Mining Plus Pty Ltd